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    Exhibit 21

THE TORO COMPANY
Subsidiaries of Registrant

    The following are significant subsidiaries of The Toro Company as of January 7, 2000.

Name	State or Other Jurisdiction of Incorporation	Percentage of Voting Securities Owned
Toro Credit Company	Minnesota	100%
Toro Factoring Company N.V.	Netherlands Antilles	100%
Toro Foreign Sales Corporation	Barbados	100%
MTI Distributing, Inc.	Minnesota	100%
Turf Professionals Equipment Company	Minnesota	100%
Toro Sales Company	Minnesota	100%
Toro Distributing Company	California	100%
Toro Mexico Holdings, LLC	Minnesota	100%
Hahn Equipment Co.	Minnesota	100%
Professional Turf Products of Texas, Inc.	Texas	100%
Toro Warranty Company	Minnesota	100%
Toro Australia Pty. Limited	Australia	100%
Irritrol Systems Europe, S.r.L.	Italy	100%
Toro Europe	Belgium	100%
Exmark Manufacturing Company Incorporated	Nebraska	100%

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THE TORO COMPANY Subsidiaries of Registrant